August 3, 2021 VIA EDGAR Securities and Exchange Commission Division of Corporation Finance Office of Energy & Transportation 100 F Street, NE Washington, D.C. 20549

Attn: Kevin Dougherty

Re:	Brookfield Infrastructure Corporation and Brookfield Infrastructure Partners L.P.

Amendments No. 4 and No. 5 to Registration Statement on Form F-4

Filed July 15, 2021 and July 21, 2021

File Nos. 333-253365 and 333-253365-01

Dear Mr. Dougherty:

We are submitting this letter on behalf of Brookfield Infrastructure Corporation (the “Company”) and Brookfield Infrastructure Partners L.P. (the “Partnership,” and together with the Company, the “Registrants”) in response to comments from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) set forth in its letter, dated July 30, 2021, relating to Amendment No. 5 to the Registration Statement on Form F-4 (Registration Nos. 333-253365 and 333-253365-01) of the Registrants filed with the Commission on July 21, 2021 (the “Registration Statement”). Amendment No. 6 to the Registration Statement is being filed concurrently herewith. In addition to addressing the comments raised by the Staff in its letter, the Registrants have revised the Registration Statement to update other disclosures.

We have set forth below the comments of the Staff in bold and the Registrants’ responses thereto. Capitalized terms used but not defined herein have the meanings given to such terms in the Registration Statement

Amendment No. 5 to the Form F-4

General

1.

We note your disclosure on page A-6 that the partnership has not received a consent to use the audit report in respect of Inter Pipeline Ltd.’s annual financial statements as at and for the year ended December 31, 2020. However, we note that on July 27, 2021 Inter Pipeline announced that its board of directors recommended acceptance of the revised takeover offer filed on July 19, 2021 from an affiliate of Brookfield Infrastructure Partners L.P. Accordingly, please revise to provide the audit consent to use the audit report in respect of IPL’s annual financial statements as at and for the year ended December 31, 2020, or explain why you continue to be hindered in your efforts to obtain a consent. In your written response, describe the steps you have taken to obtain the audit consent. Refer to Item 601(b)(23) of Regulation S-K and Rule 409 under the Securities Act of 1933.

Securities and Exchange Commission

August 3, 2021

Response: The Registrants respectfully acknowledge the Staff’s comment and advise the Staff that the Registrants have requested, following the July 27, 2021 IPL Board’s recommendation, the consent of IPL’s independent auditors to include their audit report in respect of IPL’s annual financial statements as at and for the year ended December 31, 2020 in the Registration Statement and have not, as of the date hereof, received such consent from IPL’s independent auditors. If the Registrants receive such consent, the Registrants will promptly file it as an exhibit to the Registration Statement.

2.

Your filing continues to disclose an “Alternative Transaction” and notes that one of the conditions to your offer, is that IPL does not agree to the alternative offer. You further state that your offer is a superior offer as compared to the alternative transaction. Please update your disclosures throughout in regards to the Alternative Transaction.

Response: The Registrants respectfully acknowledge the Staff’s comment and advise the Staff that the Registrants have updated the disclosures throughout the filing to address the Staff’s comment.

* * *

Please do not hesitate to contact David Johansen at (212) 819-8509 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ David Johansen

cc:	David Krant, Chief Financial Officer

Brookfield Infrastructure Corporation and Brookfield Infrastructure Partners L.P.

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